EXHIBIT 12.4

PSEG ENERGY HOLDINGS L.L.C.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine
	Months Ended		For the Years Ended
	September 30,		December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings as Defined in Regulation S-K (A):

Pre-tax Income (Loss) from Continuing
Operations	$128	$15	$(11)	$251	$185	$227	$(389)
(Income)/Loss from Equity Investees, Net
of Distributions	(16)	(55)	(37)	(27)	78	59	(3)
Fixed Charges	125	147	199	208	216	210	215
Capitalized Interest	(1)	(1)	(1)	(1)	(2)	(11)	(13)
Total Earnings	$236	$106	$150	$431	$477	$485	$(190)

Fixed Charges as Defined in Regulation S-
K (B)

Interest Expense	$124	$146	$197	$206	$215	$209	$213
Interest Factor in Rentals	1	1	2	2	1	1	2
Total Fixed Charges	$125	$147	$199	$208	$216	$210	$215

Ratio of Earnings to Fixed Charges (C)	1.89	0.72	0.75	2.07	2.21	2.31	(0.88)

(A)	The term “earnings” is defined as pre-tax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense (c) an estimate of interest implicit in rentals.

(C)	The ratio of earnings to fixed charges for the nine months ended September 30, 2006 was 0.72, as noted above, which represents a deficiency of $41 million. The ratios of earnings to fixed charges for the years ended December 31, 2006 and 2002 were 0.75 and (0.88), respectively, as noted above, which represent deficiencies of $49 million and $405 million, respectively.